ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Operations

	Year Ended December 31, 2015
Operating Revenues	
Distribution fees	$ 118,654
Total operating revenues	118,654
Operating Expenses	
Employment expenses	89,933
Other operating expenses	156,503
Total operating expenses	246,436
Net Loss	(127,782)

The accompanying notes are an integral part of these financial statements.